Filed by Qell Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Lilium GmbH
Commission File No. 001-39571

Lilium Analyst Teach-In Transcript

[Mark Roberts]

Well, everybody, we're sort of gathering here. Give us a couple of seconds for people to filter into the presentation and then we'll kick it off. Right.

Okay, we're at the top of the hour. So why don't we kick it off. We've got a good number of people in the presentation. Hello. And welcome to Lilium’s Analyst Day. I'm Mark Roberts, Managing Director at the Blueshirt Group. Thank you all for being here. I think we've got a great program to share with you. And I see that again, we've got a good number of people in the audience, which is great. So to start, let me just go through a couple of housekeeping items. This is a scheduled two hour event and the first hour is going to be management walking through presentation materials. We won't be taking questions during that first hour. However, if you do have a pressing question where you might forget it, feel free to email it to me Mark@Blueshirtgroup.com and I'll endeavor to get it into the queue. For Q&A, we're going to be using the raise hand function, which I'm sure most of you are familiar with. But if you have a question, raise your hand. You'll get in the queue and someone will work through the questions, let you ask your question.

Now before I hand it off to the company, let me just share a reminder of the Safe Harbor language that we've got accompanying today's presentation and specifically I want to remind you all that any forward looking statements or comments, we make about Lillium or Qell Acquisition Corp's future expectations, beliefs, plans, objectives, financial condition, assumptions, performance, projections, forecasts or other characterization of future events or circumstances are subject to risks, uncertainties and other factors that could cause Lilium and Qell's actual results to differ material from such statements. For more information, please refer to the risk factors discussed in Lilium's registration statement on form F4 filed with the US SEC, its subsequent SEC filings and Qell's SEC filings. All forward looking statements that we make during this call are qualified by this cautionary statement. You should not place undue reliance on forward looking statements, which speak only as of today, and for which we assume no responsibility to update. With that, let me turn it over to Geoff Richardson, Lilium’s CFO to begin the presentation, Geoff.

[Geoffrey Richardson]

Thank you, Mark. And thank you everyone here for joining us on Lilium’s Analyst Day. Welcome. I'm really pleased to be joined by our founder and CEO, our Chief Technology Officer, our Chief Program Officer, our Chief Manufacturing Officer and a Chief Strategy Officer. I'm going to ask each of them to introduce themselves and their background at the start of their section.

Before getting into our presentation, we wanted to give an update on all the key activities and events that have happened since our merger announcement with Qell. Last week, we announced that Honeywell will be providing our avionics and flight controls, as well as is an investor in our PIPE. As Yves will explain, this is a key piece of our certification program, working with established Tier One aerospace suppliers.

We're shortly going to fly our fifth-generation demonstrator. Alastair, our CTO, will walk you through the history of our demonstrators and how this has been upgraded and our plan here. We're very pleased to announce that, upon our merger, Tom Enders will become the chairman of the Board of Lilium. Tom has spent 30 years in aerospace, most recently being the CEO of Airbus. He joined our advisory board at the start of this year, has already had a significant impact on the company, and we expect his impact going forward to be quite profound. We've also started our partnership, which we're very excited about and will discuss further, with Palantir. Palantir is helping us on the analytics connected to our flight demonstrator for faster feedback and analysis, as well as working with Dirk, our Head of Manufacturing, on building a control tower for our suppliers. We recently announced the transaction with Luxaviation, which is the largest operator of private aircraft in Europe, as well as multiple airports in Germany for our vertiports such as the Munich airport. With that, I'd like to turn it over to our founder and CEO Daniel Wiegand.

[Daniel Wiegand]

Thanks, Geoff. Hi, everybody. I'm Daniel, the CEO and founder of Lilium. I'm an aerospace engineer by training specialized on aircraft propulsion. My three co-founders and me founded Lilium six years ago, with an audacious vision in mind - to create a new mode of Regional High Speed transportation, that is several times faster than cars, and kinder to our planet at the same time.

Our first aircraft is an all electric, vertical takeoff and landing jet. But Lilium is not about a single electric aircraft. Lilium is about a technology platform, and an entire ecosystem that solves the key market requirements, with a 20 year horizon in mind. We will have thousands of aircraft in service around the world: fully electric, fully autonomous, and in a variety of form factors, and all of them built with differentiated technology. It's not about just getting something that flies, we believe it’s crucial for the success of this vision to excel at passenger safety, low noise emissions, great customer experience, and low cost.

To fulfill these priorities, we have deliberately chosen a unique electric jet technology. This technology offers two crucial advantages for our business goals: lower noise emissions on the one side, and scalability to larger aircraft on the other side. For example, our launch aircraft is a 7-Seater Jet. The winning value proposition in this market is time savings. There are some great short routes in which lots of time can be saved, for example, New York to JFK, and we can fly these short routes with our aircraft. But in most scenarios, the greatest time savings will be on regional routes. It is because of this that we have chosen to focus on a regional shuttle service where we can achieve hours of time savings for our customers, and thus fill more seats. This ultimately results in lower cost per seat mile for our service.

The Regional High Speed networks we are building, for example, this one in Florida, are around 100 times cheaper to build and 10 times faster to deploy than ground based transport infrastructure, like highways or high speed trains. So we can deliver high speed connectivity for whole regions without the need for new rail tracks or roads.

Now, let me tell you about the incredible aircraft that enables this model. It's an all electric jet for sustainable operation and low operating costs. It's got seven seats and thus offers the highest capacity in the market. It's cruising at 175 miles per hour, allowing for five times faster trips than a car and it has a five times smaller noise footprint than its competitors. Initially, we will have a range of around 150 miles and that enables us also to unlock regional connections. From the first day, we've also been laser focused to get safety and our customer experience right. Let me now show you a video that takes you through our team's efforts in these areas.

[VIDEO]

This physical model lets us finetune our serial aircraft for our partners and future passengers.

What we tried here is to give a lot of space for the leg room.

The moment when you take off and you look out of our panoramic windows will be mind-blowing for you.

Light brings our cabin to life. This whole fuselage is one very safe and very comfortable space for you.

The whole concept of being in a large cabin with a lot of space - very open, very airy will be a great feeling.

What is really key to us is to reduce the visual noise in the cabin, you know premium aesthetic.

I would say the main reason we chose ducted fans from the very beginning is noise.

You have none of this noise, none of these vibrations around you and it will just make for a much more pleasant and pleasurable ride.

[END OF VIDEO]

[Daniel Wiegand]

In aviation fundamental safety, but also the passenger confidence around safety are paramount. So we have incorporated highest redundancy in the aircraft to achieve safety levels similar to an airliner, but we have also focused on our technology choices on engines that produce very low vibration and don't have exposed plates.

From a cargo point of view, we have the highest payload in the sector, and more space, and the low exterior noise of the aircraft allows us to access urban warehouses. Thus, we can help enable same day delivery for a bunch of companies in the parcel delivery sector.

EASA, the European Aviation Safety Agency, recently conducted a study that asked people where they see challenges regarding eVTOL’s in society. Obviously, we have to be leaders in all these areas. But it's been a great validation for us to see that the top three challenges that came out of this study, perfectly aligned with our top priorities here at Lilium. Safety has always been our number one priority, and low noise is a central advantage of our propulsion system, and we already invested significantly in making the necessary infrastructure available for the launch of our service. We also think, decarbonization of aviation is inevitable, and it's also a central point to our own mission. Our electric jet technology lays the foundation for all kinds of electric jet aircraft in the future. Our business plan as it currently stands, represents around an annual CO2 saving of .3 Gigatons by 2030 and there's a huge growth potential beyond that.

To make the Lilium vision a reality now, the most important thing is executing a real aircraft program. And thus a team that knows what it's doing. We have the former CEO Tom Enders of Airbus serving as the chair of our board, we have the former Chief Engineer of the A-350 engines, the former Program Director of the Harrier and Eurofighter jets, the former Head of Assembly of the A-320 and A-380, the man who built the world's first eVTOL, and the former SVP of Quality and Procurement of the A-350. I'm thrilled to now hand over to this team here who will walk you through our efforts in engineering and certification, as well as manufacturing, and our plans for launch of our service. Alastair, over to you.

[Alastair McIntosh]

Thank you, Daniel. So yes, my name is Alastair McIntosh, and when I joined Lilium last year as the Chief Technology Officer. Prior to this, I spent 33 years with Rolls-Royce and held a number of positions. Probably more significant was the Chief Engineer for the engines on the Airbus A350, and also the Chief Engineer for the engines propulsion system on the Gulfstream G650. And latterly, I was also the Managing Director of Rolls-Royce Germany facility, overseeing a team of about 4,000 people, of which we had 1,600 engineers.

Now to move forward, what I'd like to do is show you some video footage of our demonstrators in flight.

Now what you can see is the configuration of the aircraft, the large wings at the back and the two canards at the front. Now when comparing to other eVTOL configurations, typically people point to the fact that we don't have open rotors. We have ducted fans, and indeed we have 36, and our design that we're bringing to market, positioned and integrated on the wings, on the canard. We have to generate a lot of thrust to get the aircraft into the air, and that thrust actually gives us great control ability that allows us to maneuver the aircraft and it gives a very, very stable aircraft when in flight. The ducted fans as you can see here, for hover are in the vertical position. They will transition then to the horizontal position to bring forward thrust, forward flight of the aircraft. As that happens as the forward speed of the aircraft picks up, the wings, the canard, and the fuselage will all generate lift. As a result the demand for thrust to the engines significantly reduces, and as such, the demand for power from the battery systems also significantly reduces. In reality we only need 10% of the takeoff thrust in cruise.

Now another advantage as well with having so many engines is we can design redundancy into our system, so adds to safety. We can make it fault tolerant. Now as you see here the aircraft picks up, there was a short dip to the left. We actually simulated engine failure during the test. The controller quickly recognizes this fault, rebalances the thrust, and brings the aircraft to a safe condition. All in all the aircraft is relatively simple. The only moving parts are the ducted fans which I talked about. There are no ailerons, there are no flaps for controlling matters. So we have no hydraulic systems, we have no oil systems, and with the stability of the aircraft, we actually have no vertical fin. Even the landing gear is actually fixed.

And moving on from here, I'd like to focus a little bit more into our engines. Our Ducted Electric Vectored Thrust, referred to in the Ducted fans. You can see a cross-section through the engine. Now in my past experience, I would typically expect to see between 10 and 14 stages of compression happening. Here we have one very simple, so we have one shaft, one group of rotor blades driven by an electric motor. Our choice of ducted fan is very simple - we want to get a very low noise signature from the aircraft.

With a small diameter that we have as well, we actually are able to balance the rotor system to very smooth levels, which will not then transmit into the cabin. Inherently, as well with the duct, we are safer than an open rotor. In the unlikely event of a blade release, the duct will contain that debris. That is not the case with an open rotor. Equally, with the compact arrangement that we have, we can focus the space that we have available on a helipad to make for a larger cabin and bring in more payload, more passengers.

The technology also allows us to be scalable. Now if we focus into the cross section of the engines themselves. What you can see here is the ducted fan on the right and the open rotor on the comparable open rotor on the left, the cross sectional area is significantly different. Now we have 36 ducted fans, a comparable aircraft may have six to eight propellers.

When we bring that to bear into the helipad, what you will see for a standard helipad at 15 meters by 45 feet. The one on the left shows a significant space taken up by the open rotor. Our 7-Seater for the same space actually allows us 2 more passengers, so 50% more capacity. But also it gives us the opportunity to grow the aircraft. And as you can see on the right hand side, we can actually grow on the same helipad up to a 16-Seater as a study case. So we have a future here that we can build upon.

So moving on to that, I'd like to focus a little bit more on safety. Safety is at the heart of everything we do. We design to probability failures that you typically see on any other large commercial aircraft – the Airbus A350, but it could be a Gulfstream, it could be a Boeing. We do this by designing in redundancy, we avoid single points of failure, and for the flight computers, for example, we can design in redundancy and use the similar systems. We can also package the batteries in a manner that we firewall them away from the cabin. We can also design and crumple zones in the event of a crash that, again, we keep the cabin and passengers safe.

So what does this actually mean for our flight profile and our flight mission? We can see this in this next chart. Now we see ourselves more as a fixed wing aircraft and not a helicopter. Like any commercial fixed wing aircraft, the objective is to get the aircraft as quickly and safely into the air and to the cruise altitude. And we like to do that as quickly as possible.

Now all the benefits that a ducted fan brings don't come from nothing. Certainly, during the hover phase, they consume more power than you expect to see on a comparable open rotor. That's actually by a factor of two. However, when we look at a typical mission, as you can see laid out here, we spend very little time in a hover phase. In reality for a typical mission of a 30 minute cruise segment, we only spend about 30 seconds in hover. As the diagram shows at the bottom, the actual power consumption then drops very quickly to a low cruise level. When you look at the total mission then, it becomes clear that the difference in an open rotor with a ducted fan is that we will consume about 5% more energy for that comparable flight mission. So there is no real issue here with using the ducted fans.

Now another key attribute that we've already talked about then is noise. Now we've measured in our configuration that 100 meters will have a noise level of 60 decibels. A comparable open rotor configuration would have to be more than twice the distance away to achieve that same level, and indeed a helicopter would have to be 10 times further away at a kilometer. As we all know, this is strategically important if we want to use existing infrastructure of heavy helipads.

Now with that, I'd like to close my section, when we were just talking again about where we are in our technology demonstrator programs. The photograph you can see here on the left is our current 5-Seater demonstrator. We started flying this in 2019, we'd already been flying other demonstrators since 2016.

At the beginning of last year, however, we lost the aircraft due to fire events during maintenance in the hangar. Now, it has to be said, like all good chief engineers before me, I've not unfortunately been the first to break a few engines in my time. It basically comes with the territory, you have setbacks, but it's all about how we manage them, and how we respond to the issues. And what we've done here is we've set out a new energy battery system.

We were already moving from cylinders to pouch cells. And I say it's something that we've already had planned. As part of our flight clearance, we've also demonstrated that the modules that we've now designed can contain a thermal runaway and keep the aircraft safe. So we’re now at the stage where the aircraft is actually undergoing ground testing, and will very soon be back in the air. So thank you very much. And with that, I'd like to handover to my colleague Yves.

[Yves Yemsi]

Thank you, Alastair. Hello, my name is Yves Yemsi. I'm the Chief Program Officer at Lilium. Prior to joining Lilium two years ago, I spent 16 years at Airbus in various leadership roles. Most notably, I was leading quality for the A350 program during the entry to service phase and the production ramp-up.

As Daniel and Alastair had already highlighted, we're aiming for our Lilium jet at achieving the same level of safety as large commercial aircraft, like the A350. In order to do that, we have implemented a very rigorous program development plan with very rigorous maturity dates. And, from the beginning of the program of the Lilium seven seater jet, we are designing for certification. So, what does it look like? Already, a couple of important points. Before the launch of the seven seater lilium jet, we had already iterated several generations of demonstrator aircraft. And the intention was to validate our technology blocks around flight mechanics, flight controls, the energy system, the e-motor, the power electronics, and obviously the noise reduction. So, then, we have applied for concurrent certification with both EASA and FAA. How does that work? We are in Europe. Our primary airworthiness authority is EASA and therefore, the initial type certification will be with EASA. But right after, we are endeavoring to achieve type certification with FAA, under the provision of the Bilateral Aviation Safety Agreement between both authorities.

By doing both certifications, we're enabling a global market access, because most national authorities would typically validate such types of certifications. But also what is maybe even more important, by up front, and that's the meaning of concurrence. Simultaneously looking at the requirements of both EASA FAA, we're designing our aircraft to meet both requirements, which is much less risky than going sequential, certifying in one location and then taking the risk to find out that there are significant standard deviation or differences between both sets of requirements. Now, rather than me dwelling on the topic of certification, which can be a bit arduous, I will refer to a blog that we have published last week together with Bhavesh, our Head of our Airworthiness, which really details how you approach certification for this program.

So now, we are in the design phase. And what I feel very good about is we have already obtained and agreed with EASA on our certification basis. We have now created A01 certification review item A01 which is the equivalent of FAA G01 issue paper. So, with EASA we have agreed on the certification basis and those very specific requirements applicable to our Lilium jet.

That's very important because from now on, we talk about execution of the certification, we have removed a lot of the unknowns and we are in the process of obtaining the same type of step with FAA. And we have in fact, through EASA, we are working with FAA to get through the G01 issue paper. So, what is coming ahead? Well, we will finish the design, we'll then get into the production at our suppliers and then eventually assembled at Lilium, ground testing, and then we will start the flight testing campaign in order to get to the type certification.

Very important point, flight testing two types of certification can only be done with conforming aircraft, type certification standard aircraft. You cannot take credit of flight hours with demonstrators for type certification, you have to have a conforming aircraft gear for type certification, which typically happens in the backend of the program.

Now, as you can imagine, certification is a tremendous effort. And we are very happy in that endeavor to be able to leverage on the expertise, the experience and the resources of our supply partners. And that's very important. Collaborating with established aerospace suppliers is a conscious strategic decision. It will give us a unique leverage for our time to market strategy because we have vast experience that we're going to tap in and resources for our certification program. And then on top of that, they have already established aerospace qualified manufacturing capacities that will be very useful for our very rapid scale up to mass production. And let's make no mistake, it's very difficult to improvise manufacturing of aerospace quality grade components. You will see later in the video, more information detailing some of our exciting partnerships. But here let me comment a few of them here on this slide. We started to select Toray as the supplier for carbon fiber composite material. Toray is a world leader in carbon fiber. And notably, they are the supplier of composite material for the Boeing 787 Dreamliner. And very early on in the program Toray partnered with us, then we selected Accituri for the composites to picture themselves as one of the best suppliers in Europe in that domain. And they are qualified by Airbus, by Boeing and by Embraer. And lately, we have selected and partnered to sign an agreement with Honeywell. The fact is, we had already been collaborating with Honeywell for 18 months, and on one of the most sophisticated aspects of the aircraft, avionics, and flight controls. Now to be able to leverage the expertise of a partner like Honeywell, for these very sophisticated items, which will account for a lot of the workload for certification, is something that gives us really an edge.

One common theme when designing, collaborating with external suppliers, and later on, when operating your fleet of aircraft with various partners, is that it involves an enormous amount of data, technical data production data. And to be able to aggregate this data, transform it into information and that information transforming to actionable insight, providing a competitive edge. And here's why we're extremely excited to be able to partner with Palantir.

Palantir is a world leader on data analytics, and they have experience in aerospace. In fact, I had a chance to work with Palantir when I was at Airbus on the A-350 program, and I know very well the value they added during the early phase of the program. So, at Lilium, we will emulate the unique capabilities of Palantir in various phases of the program. In the next couple of years, we are using them extensively for augmenting our capability to do the flight test results analysis. And we're also deploying them to implement the supply chain control tower. To enhance our ability to manage the health and the performance of the supply chain. Down the road we will utilize their analytics capability to enable better predictive maintenance and improve the operational reliability of our fleets.

And also we plan to use them for flight operation optimization. That feature of the program would not be complete, if I would not zoom in on our battery technology strategy. First and foremost, after two years, our teams have been scouting and testing dozens and dozens of different cell technology and then last year, they have found and secured access to a cell technology that will meet the unique performance of our aircraft and enable scale prediction, because we're not talking about very exotic technology either. So, it's absolutely suitable for mass production, that's very essential. And now we are in the process of doing the certification roadmap and reaching out to related testing, and of course, securing the full-scale manufacturing capacity.

One important point, when we look at battery cell technology, in that field of technology, it's very unique, the best keep getting better. So we have dedicated teams which are constantly looking at the market. We have hired very strong expertise in the area of cell technology to constantly look at the market and identify promising technology. And on the other hand, we are designing our aircraft to be able to be accommodating via a great improved cell technology when that becomes available.

After these highlights, I'd like to introduce Tom Enders, which will give a testimony of the value of our partnership to support the program execution.

[VIDEO]

My name is Tom Enders, I joined Lilium at the advisory board a couple of months ago, and I spent almost three years in the aerospace industry, quite a few years as the chief executive of Airbus. The philosophy here is frankly, if the wheel is already invented, why reinvent it? And these partners bring critical skills that accelerate the development of the Lilium business plan and accelerate Lilium coming to market.

I'm Mike Madsen, President and CEO of Honeywell Aerospace. Honeywell’s role in this partnership goes far beyond selling systems to Lilium. We're really a partner with Lilium. The exciting thing about the partnership is it brings together Lilium's innovative vehicle design, with Honeywell's expertise in both state of the art avionics systems and fly by wire flight controls. By having these systems working together and designed as a system, we're going to reduce the certification schedule, risk and cost. We're excited to work with Lilium. There's a number of reasons why. First of all, the vehicle design. It brings inherent redundancy to the system, which we know is going to enable safety and simplify the certification efforts. Second, the Lilium team has a great deal of experience. They are really industry experts from all across aerospace. They're also innovative and agile. I think we're going learn a lot from working with Lilium in this partnership together.

I'm Shyam Sankar, Palantir's Chief Operating Officer. Palantir builds operating systems for the modern enterprise. We help institutions bring intelligence to their decision making. We're going to be working with Lilium across the full value chain to help them integrate data to more quickly develop, test and build these revolutionary eVTOL aircraft. At Palantir we've spent the last 15 years and nearly three billion dollars in R&D, and we are so excited that Lilium is going be able to take advantage of all that investment to leapfrog as they reach maturity. Palantir is going to help Lilium to build these aircraft in an entirely new way. To build it data-first and build that into the operations, the performance, the comfort, the safety, and revolutionize actually how they manufacture and deliver these aircraft. Personally, I could not be more excited to be working with Lilium and the great folks there. A lot of these folks, including Yves, we have a lot of experience working in the trenches solving problems together in prior roles, and the chemistry was exciting. The collaboration was phenomenal. And we look forward to doing that and so much more together at Lilium. Urban air mobility is so exciting. It's so rare to get the opportunity to participate in a potential transformation to how we all travel.

[Ferrovial - Dimitris Bountolos, CIIO, Ferrovial]

Ferrovial is a leading global infrastructure operator committed to designing and building the future of transfer mobility through sustainable and innovative solutions. We are determined to be a player in the future of urban air mobility and vertiports, providing our customers with the most innovative experience. This is why we partner with Lilium, a leading company in the nascent ecosystem to jointly provide a fast, efficient and environmentally friendly mode of transport that will shorten distances and reduce time. More than 30 professionals from Ferrovial in the US, UK and Spain have been teaming with Lilium for more than three years to design the future of urban mobility. Our commitment and trust in the project drove us to take a direct stake in the company to participate in the urban air mobility revolution. Our highly skilled team have already done a lot of strategic projects such as creating a network of 30 ports in Florida. In addition, we expect to consolidate our relationship, forwarding our plans beyond this first network in other areas like Europe, and other US states.

My name is Mathias Spohr, I'm Managing Director of Lufthansa Aviation Training. As a leading airline training organization in Europe, Lufthansa Aviation Training is renowned for its high safety and quality standards, and appreciated for innovative training techniques. In this respect, we are glad to provide the expertise for training and development of competencies necessary to fulfill the special needs for a new generation of pilots - those who fly Lilium eVTOL Jets.

[Tom Enders] For me, it's incredibly exciting to see these four companies joining Lilium as partners. It's incredibly exciting, also, because I know these companies, I've been working with these companies in my previous aerospace life and I know what they are able to deliver in terms of product, in terms of quality, in terms of processes. All four are building companies in their different fields. They are as inspired as Lilium is to become the global leaders in electric vertical air mobility.

VIDEO ENDS

[Yves]

Right, thank you. And now I'd like to introduce my colleague, Dirk Gebser, which is our Chief Manufacturing Officer, and which also was a colleague of mine, a good colleague of mine already at Airbus.

[Dirk Gebser]

Thank you, Yves. Yeah. My name is Dirk. I'm the Chief Manufacturing Officer of Lilium. I joined Lilium in 2017 and with me they got 30 years of industrial experience. Today, we have 2,000 years of industrial experience after four years, just to give you an indication of the ramp up we are doing. I have previous experience in Rolls-Royce. My last position was a Manufacturing Director for all rotative parts. Then I joined Airbus in the Aero-Structure division and had the pleasure after that to build the most amazing and complex A-380 aircraft. After the A-380 industrialization, I was asked to lead the A-321 assembly in Hamburg, where I managed a rate increase from two aircraft a day to three aircraft a day.

So first I want to give you a picture about our manufacturing strategy. And what is important here, Lilium production is where engineering and program development teams are, to really maximize integration and contribution to a design solution. The second thing is Lilium decided components will be manufactured by leading first year aerospace suppliers, Lilium will do the integration and the assembly and test on site. And then for the first prototyping and type certification phase, now 2023, where we also get the approval of the airworthiness in this and we'll start operations of our aerospace suppliers.

The second phase is the initial production ramp up to a low volume - 400 aircraft per year, with a very lean and robust manufacturing system, we will only invest into automation, where we have high repeated processes, like battery welding or assembly of engines.

Here, we use also turnkey providers, mostly from automotive, which gives us the experience of higher volume. That will be the next phase in 2026, where we will go global with our industrial landscape, developed here in Germany. We will seek for third parties, helping the marketing entry, as well as to help the funding of our production landscape. In total, what you see here is the first two phases will be around 100,000,000, in ’25 it will be about 500 people, assembling systems and the aircraft, and testing and then growing afterwards with 1,000 aircraft per year units, globally.

The first phase, as you have seen before, is the prototyping phase. Fast prototyping is embedded into Lilium's DNA. As a young company with a new product, a lot of at the edge technologies, we have to be very fast and robust in designing, producing and testing, in order to meet our product development plan. In the last year alone, we produced 1,000 development demonstrator products, and tested them. We also have the opportunity with that fast prototype facility to get mature for around 80 core processes, so that they can approve them and qualify them, and the people who operate them, before we start serious production. And as I said, the fast development cycles we're going through, they always end up with testing. So we're having comprehensive test capabilities with conventional propulsion acoustic testing, energy system environmental testing, structural and impact testing, electrical testing and system integration labs. This is immensely important for securing the foundation and the certification for our future aircraft.

And finally, why are we convinced that we will make our aircraft in high volume in five years’ time? As Alastair mentioned, we have no fuel, no oil, no hydraulic system, we have a minimum of movable parts, there is one precondition. Also our post-parts count is 30 times fewer than a normal commercial aircrafts. In fact, we have similar part numbers in a luxury car. And what is also important, from 2017 or 18 to be able to go to high volume, with 1,000 aircrafts a year, we have eight years of getting mature, of testing and getting mature, is people systems, processes, factories, supply chain. And every year, we have a very strong roadmap for really evolving and maturing. With this, I would like to hand back to Geoff.

[Geoffrey Richardson]

Thank you Dirk, a few words on my background. Prior to joining Lilium I was the first C-level, first C-level external hire at Cruise, the autonomous car company. At Cruise I raised over $7 billion of capital, as well as worked on the first purpose built autonomous vehicle, which is well over a billion dollar program. I spent over a decade at Goldman Sachs and Morgan Stanley in a variety of capital markets and investment banking roles also.

When we look at TAM, there's an emerging view that this can be the size of the light passenger vehicle mobility market. This is combined with the urgent and inevitable need to decarbonize aerospace. The pull that we're seeing from corporates, governments and partners on the carbon side is larger than what I expected. Why are we so confident in these projections? First of all, there is a current market at 35 billion for vertical takeoff and landing. It’s helicopters. This is a fundamentally better product that solves the limitations that helicopters have of being too loud, being too expensive, concerns over safety.

Lilium also has the right product to access the largest segments of this TAM, we can access the cargo market, we can move passengers from New York to JFK on high volume short flights and more importantly, we can save you hours in regional transportation. From the beginning, Lilium was set up for worldwide access.

As Yves mentioned, we are unique in that we're dual certifying. This is a harder path to do both at the beginning, more work for our team. But what that does, it gives us the ability to launch in both the United States, Europe, around the world. Also, we already have an eye on China. Tencent is a significant shareholder, and we have an agreement with them, if and when we go to China, we’ll be partners with access to their cloud, their payment systems, and others. Now, let me take you through a hybrid business model, we see two complimentary business lives. First, a Lilium-branded regional network of planes, where we work with our partners. Second, turnkey enterprise sales, both in cargo and moving people where we can sell the plane, spare parts, and our digital network for predictive maintenance, and other support. Let me give you a deeper dive on how we're going to approach the Lilium network.

Similar to our philosophy of working with Tier One partners on the supply chain, we intend to work with the best operators, maintenance, training, infrastructure partners in the world. So for example, on the infrastructure side in the US, we have deals with Ferrovial, Tavistock in Europe, with multiple airports, Lufthansa is providing our pilot training in Europe. And recently, we announced our transaction with Luxaviation for Europe operations - they're the largest private airline operator in Europe.

Let me do a double click now on infrastructure and our launch in Florida. Why did we pick Florida? Florida has 70 million visitors a year, wonderful weather, very welcoming politically, in there. So we looked at this market with our partner Ferrovial, and we really consider them our partner. They have put over 200 million of commitments, and they will find the sites, secure the sites, construct the sites, permit the sites and operate the sites. They are a world class operator on infrastructure. We will repay them through landing fees when we commence site operations. And at a run rate, Florida will provide a 600 million of revenue with 125 jets in operation. Now let me take you a bit more through the numbers behind a regional network.

I'm going to take you through the revenue, the pricing and the cost side. On the revenue side, a single Lilium Jet can generate $5 million of revenue in a year. There's two really important things to focus on to get to that number. Number one is the regional business model. Number two is the larger form factor. 50% more seats than competitors really pays off in the numbers. So how do we build that? We average 25 flights a day 60 miles, we assume four and a half passengers out of six in each flight. And then $2.25 per mile pricing per passenger - that gets you to $15,000 a day, take 10% downtime per year. And that's $5 million of revenue.

Pricing is a key lever for us. We believe we have really conservatively priced at 2.25 a mile and you can see every 25 cent increment, you walk through up about seven and a half points on margin, and on payback it's two years walking down two months for over 25 cents of additional pricing per mile. On the cost side it's important to understand again - spreading the cost through larger seats is critical. Almost everyone in the sector has a significant amount of cost that will be the same. Infrastructure should cost the same, pilots should cost the same, air traffic fees should cost the same. And frankly, many of the variable costs, in terms of having to swap out batteries, maintenance, spares, will largely be the same also. This is also exciting if you look at one of our top two costs is pilots. So if you can imagine what this industry will be over a 10, 20, 25 year basis, you can see what autonomy will do both for opening the industry up, but also on the cost side.

Now let me take you through enterprise sales. So on enterprise sales, the interest in both cargo and logistics is quite strong. Our customers are seeing the same things that we're seeing. This is a better product, at a better price point for certain use cases, and you start there. So what value do we bring? We'll provide the aircraft, the replacement parts, the software tools with a partner, Palantir. And we can also provide access to our network, we can give you access to infrastructure, we can give you access to operations, as much as a future customer wants on that. We assume $4 million upfront payment, about a million dollars a year and aftermarket support, immediate payback, and then lifetime profit project of 5 million.

Now, let me take you through why we like each of these businesses in projections. So please take a look at the revenue line - the people network and the turnkey enterprise solution at the top. We have assumed on volume, which is the top line, that 50% of our volume goes into the network, and 50% of the volume goes into the turnkey enterprise solution. We're humble that bringing up a network, building a brand and tuning the operations will take time. So the numbers I presented on previous pages are the 2026 numbers, and 2024 and 2025, are more conservative. So you'll see we really lean on the turnkey enterprise solution in the early years. But then in the later years, the network effect and as the fleet grows, really starts kicking in. So if you start looking at 2027, the network side becomes larger and that trend continues. What's great about the turnkey enterprise is it gives you predictability of revenue, it gives you predictability for my colleagues to plan manufacturing, supply chain, but it has a lower ceiling on revenue. What we really like is the high ceiling of the network, combined with the certainty and predictability of the turnkey enterprise solutions.

Now let me take you a little bit through the use of proceeds and the transaction. This, the deal that we did with Qell, funds us through commercial launch. It pays for our factory that in Germany launches serial aircraft, allows Yves and his team to finish the certification process. We raised $830 million and it's expected to close in August of 2021.

I have a bit more on Qell, and our partner and our board. So similar to our philosophy and picking partners, we think Barry and his team are wonderful partners. Barry's the former president of GM North America, he also was a CEO at Agility, a fuel company. So he, and Tom have amazing experience and in large, multibillion dollar programs that will benefit us. This is combined with others in the company like Niklas Zennström, who's the founder of Skype, Alex Asseily, who you'll meet in the Q&A, who's the founder of Jawbone.

So really what we're trying to build is the best of German engineering, large-scale company manufacturing and Silicon Valley leadership. That also extends to our investors and our partners. So we've spent a lot of time on our Tier One suppliers, our commercial contractors. I’d like to touch on who our investors are. As you will see many of our partners Palantir, Honeywell, Ferrovial, Tencent are already investors. We view these as partnerships growing an industry together. We also have great long ESG investors - Bailey Gifford, BlackRock, Tencent. Each of our investors from the private stage has committed more capital in the PIPE, and is going to be a long term holder, believer in the story. I'd like to wrap up with - we believe that we have the right technology, the right certification plan, the right team, and the right regional business model, coupled with turnkey enterprise sales. We are an execution story, and we believe we have the opportunity and ability to be the most disruptive player in the eVTOL sector.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s, Qell’s and Lilium N.V.’s  proposed business and business model, the markets and industry in which Lilium, Qell and Lilium N.V. (collectively, the “Lilium Group”) intend to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business and Lilium N.V.’s officers and directors. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. The Lilium Group will operate in a rapidly changing emerging industry. New risks emerge every day. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, the following risks: (i) the business combination with Qell  may not be completed in a timely manner or at all, which may adversely affect the price of Qell’s securities; (ii) the business combination may not be completed by Qell’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Qell; (iii) the parties’ failure to satisfy the conditions to the consummation of the business combination, such as Qell’s shareholders or Lilium’s shareholders failing to adopt the business combination agreement, failing to satisfy the minimum trust account amount following redemptions by Qell’s public shareholders or an inability to secure necessary governmental and regulatory approvals; (iv) the impact of COVID-19 on Lilium’s business or the business combination; (v) the Lilium Group’s ability to implement business plans, operating models, forecasts and other expectations and identify and realize additional business opportunities after the completion of the proposed business combination; (vi) the failure of the Lilium Group and its current and future business partners to successfully develop and commercialize the Lilium Group’s business or significant delays in its ability to do so; (vii) the Lilium Group’s inability to secure or protect its intellectual property; (viii) the effect of the announcement or pendency of the proposed business combination on Lilium Group’s business relationships, performance and operations generally; and (ix) the outcome of any legal proceedings that may be instituted against Qell or the Lilium Group related to the proposed business combination. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. A further list and description of risks, uncertainties and other matters can be found in the Registration Statement (as defined below), including those risks outlined in “Risk Factors,” and in subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to Lilium or any person acting on its behalf are expressly qualified in their entirety by this cautionary statement.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination is provided in the registration statement filed with the SEC by Lilium B.V. (“Registration Statement”), which will later be converted into a Netherlands public limited liability company (naamloze vennootschap) (“Lilium N.V.”) that includes a prospectus with respect to Lilium N.V.’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of Qell to vote on the business combination. Qell urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about Qell, Lilium and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Qell as of a record date to be established for voting on the business combination. Shareholders are able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge by directing a request to: Qell, info@qellspac.com. These documents will also be made available on Qell’s website. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement may also be obtained, without charge, on the SEC’s website (www.sec.gov).

Participants in the Solicitation Process

Qell, Lilium, Lilium N.V. and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Qell’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Qell has been filed in the Registration Statement, which includes the proxy statement/prospectus, for the business combination and is available, without charge, at www.sec.gov.

No Offer or Solicitation

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This document shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.